UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Amendment No. 1)*

THE SECURITIES EXCHANGE ACT OF 1934

Euronav NV
(Name of Issuer)
Ordinary Shares, no par value
(Title of Class of Securities)
B38564108
(CUSIP Number)
Famatown Finance Limited
c/o Seatankers Management Co. Ltd
Deana Beach Apartments,  Block 1, 4th Floor,
33 Promachon Eleftherias Street
Ayios Athanasios
4103 Limassol
Cyprus
Attn: Spyros Episkopou
+ (357) 25-858-300

with a copy to:

Keith J. Billotti, Esq.
Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004
+1  (212) 574-1200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 28, 2022
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [ ].
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSONS

Famatown Finance Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

22,016,865

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

22,016,865

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

22,016,865

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.92%

14.	TYPE OF REPORTING PERSON

CO

1.	NAME OF REPORTING PERSONS

Greenwich Holdings Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

22,016,865

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

22,016,865

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

22,016,865

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.92%

14.	TYPE OF REPORTING PERSON

CO

1.	NAME OF REPORTING PERSONS

C.K. Limited*

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

22,016,865

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

22,016,865

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

22,016,865

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.92%

14.	TYPE OF REPORTING PERSON

CO

*C.K. Limited is the trustee of two trusts (the “Trusts”) settled by Mr. John Fredriksen. The Trusts indirectly hold all of the shares of Greenwich Holdings Limited and Famatown Finance Limited. Accordingly, C.K. Limited, as trustee, may be deemed to beneficially own the Ordinary Shares that are beneficially owned by Greenwich Holdings Limited and owned by Famatown Finance Limited.  The beneficiaries of the Trusts are members of Mr. Fredriksen’s family. Mr. Fredriksen is neither a beneficiary nor a trustee of either Trust. Therefore, Mr. Fredriksen has no economic interest in such Ordinary Shares and Mr. Fredriksen disclaims any control over such Ordinary Shares, save for any indirect influence he may have with C.K. Limited, as the trustee of the Trusts, in his capacity as the settlor of the Trusts.

This Amendment No. 1 (this “Amendment No. 1”) amends and restates the Schedule 13D (the “Schedule 13D”) filed by Famatown Finance Limited, a Cyprus company (“Famatown”); Greenwich Holdings Limited, a Cyprus company (“Greenwich Holdings”); and C.K. Limited, a Jersey company (“C.K. Limited”) on October 13, 2021, with respect to the Ordinary Shares, no par value (the “Ordinary Shares”) of Euronav NV (the “Issuer”). Capitalized terms used in this Amendment No. 1 and not otherwise defined shall have the same meanings ascribed to them in the Schedule 13D.

Item 1.	Security and Issuer.

This Amendment No. 1 relates to the Ordinary Shares of the Issuer. The principal executive office of the Issuer is De Gerlachekaai 20, 2000 Antwerpen, Belgium.

Item 2.	Identity and Background.

This Schedule 13D is being filed on behalf of the following:

(i) Famatown;

(ii) Greenwich Holdings; and

(iii) C.K. Limited.

Famatown, Greenwich Holdings and C.K. Limited are collectively referred to as the “Reporting Persons.” Greenwich Holdings is the sole shareholder of Famatown. The shares of Famatown and Greenwich Holdings are indirectly held in the Trusts. C.K. Limited is the trustee of the Trusts.

(a., b., c. and f.)

(i) The address of Famatown’s principal place of business is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus. The principal business of Famatown is acting as an investment holding company. The name, citizenship, present principal occupation of Famatown’s directors and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth below. Famatown does not have any executive officers.

Spyros Episkopou	Director
Mr. Episkopou’s principal business address is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus. Mr. Episkopou is a resident of Cyprus.

Eirini Santhi Theocharous	Director
Mrs. Theocharous’ principal business address is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus. Mrs. Theocharous is a citizen of Cyprus.

Christophis Koufaris	Director	Mr. Koufaris’ principal business address is Iris House 840A, 8 John Kennedy Street, P.O. Box 53510, 3303 Limassol, Cyprus. Mr. Koufaris is a citizen of Cyprus.

(ii) The address of Greenwich Holdings’ principal place of business is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus. The principal business of Greenwich Holdings is acting as an investment holding company. The name, citizenship, present principal occupation of Greenwich Holdings’ directors and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth below. Greenwich Holdings does not have any executive officers.

Christophis Koufaris	Director	Mr. Koufaris’ principal business address is Iris House 840A, 8 John Kennedy Street, P.O. Box 53510, 3303 Limassol, Cyprus. Mr. Koufaris is a citizen of Cyprus.
Spyros Episkopou	Director
Mr. Episkopou’s principal business address is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus. Mr. Episkopou is a resident of Cyprus.

Eirini Santhi Theocharous	Director
Mrs. Theocharous’ principal business address is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus. Mrs. Theocharous is a citizen of Cyprus.

Kyriacos Kazamias	Director	Mr. Kazamias’ principal business address is Leoforos Nikis 1, 4108 Ayios Athansios, Limassol, Cyprus. Mr. Kazamias is a citizen of Cyprus.

(iii) The address of C.K. Limited’s principal place of business is JTC House, 28 Esplanade, St. Helier, Jersey, Channel Islands JE4 2QP. The principal business of C.K. Limited is acting as trustee of the Trusts that indirectly hold all of the shares of Famatown and Greenwich Holdings. The name, citizenship, present principal occupation of C.K. Limited’s directors and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth below. C.K Limited does not have any executive officers.

Spyros Episkopou	Director
Mr. Episkopou’s principal business address is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus. Mr. Episkopou is a resident of Cyprus.

Eirini Santhi Theocharous	Alternate Director to Spyros Episkopou
Mrs. Theocharous’ principal business address is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus. Mrs. Theocharous is a citizen of Cyprus.

Philip James Jackman Le Vesconte	Director	Mr. Le Vesconte’s principal business address is JTC House, 28 Esplanade, St. Helier, Jersey, Channel Islands JE4 2QP. Mr. Le Vesconte is a citizen of Jersey.
Lewis James Glyn Williams	Director	Mr. Williams principal business address is JTC House, 28 Esplanade, St. Helier, Jersey, Channel Islands JE4 2QP. Mr. Williams is a citizen of Jersey.

(d. and e.)
To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2, has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The source of funds for the purchases of 22,016,865 Ordinary Shares of the Issuer held in the account of Famatown was $210,519,842, representing the working capital of Famatown.

None of the other persons named in response to Item 2 hold any Ordinary Shares in their accounts.

Item 4.	Purpose of Transaction.

The Reporting Persons have acquired Ordinary Shares for investment purposes.  The Reporting Persons evaluate their investment in the Ordinary Shares on continual basis. The Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth below, relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

Representatives of the Reporting Persons reserve the right to engage in discussions from time to time with the Board of Directors and management of the Issuer, other shareholders of the Issuer, consultants, financial advisors and other relevant parties that may include matters relating to the financial condition, strategy, business, assets, operations, control, extraordinary transactions, capital structure and strategic plans of the Issuer. In addition to the foregoing, the Reporting Persons and their representatives reserve the right to join together with others to engage the Issuer, other shareholders of the Issuer, consultants, financial advisors and other relevant parties in discussions and negotiations relating to, and may enter into certain agreements and take certain actions in connection with, one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons reserve the right to effect transactions that would change the number of shares it may be deemed to beneficially own.

On April 7, 2022, the Issuer issued a press release, attached hereto as Exhibit B, announcing that Frontline Ltd., an exempted company incorporated in Bermuda (“Frontline”) and the Issuer have signed a term sheet (the “Term Sheet”) that has been unanimously approved by Frontline’s Board of Directors and the Issuer’s Supervisory Board, on a potential stock-for-stock combination between the two companies, based on an exchange ratio of 1.45 Frontline shares for every share of the Issuer resulting in the Issuer and Frontline shareholders owning approximately 59% and 41%, respectively, of the combined group (the “Combination”).

C.K. Limited serves as the trustee for the Trusts that are the indirect owners of Hemen Holding Limited, a company incorporated in Cyprus, which is the largest shareholder in Frontline, beneficially owning approximately 39% of Frontline’s issued and outstanding shares.  Hemen, certain of the Reporting Persons and other related companies have and remain committed to support the potential Combination.

Item 5.	Interest in Securities of the Issuer.

(a, b)
According to the Issuer’s financial results for the year ended December 31, 2021, which were filed with the U.S. Securities and Exchange Commission on Form 20-F on April 14, 2022, there were 201,677,981 Ordinary Shares issued and outstanding as of December 31, 2021.  The Reporting Persons report beneficial ownership of the following Ordinary Shares:

Famatown may be deemed to be the owner of 22,016,865 Ordinary Shares, constituting 10.92% of the Ordinary Shares outstanding. Famatown has the sole power to vote or direct the vote of 0 Ordinary Shares and the shared power to vote or to direct the vote of 22,016,865 Ordinary Shares. Famatown has the sole power to dispose or direct the disposition of 0 Ordinary Shares and the shared power to dispose or to direct the disposition of 22,016,865 Ordinary Shares.

Greenwich Holdings, through Famatown, may be deemed to be the beneficial owner of 22,016,865 Ordinary Shares, constituting 10.92% of the Ordinary Shares outstanding. Greenwich Holdings has the sole power to vote or direct the vote of 0 Ordinary Shares and the shared power to vote or to direct the vote of 22,016,865 Ordinary Shares. Greenwich Holdings has the sole power to dispose or direct the disposition of 0 Ordinary Shares and the shared power to dispose or to direct the disposition of 22,016,865 Ordinary Shares.

C.K. Limited, through Greenwich Holdings, may be deemed to be the beneficial owner of 22,016,865 Ordinary Shares, constituting 10.92% of Ordinary Shares outstanding. C.K. Limited has the sole power to vote or direct the vote of 0 Ordinary Shares and the shared power to vote or to direct the vote of 22,016,865 Ordinary Shares. C.K. Limited has the sole power to dispose or direct the disposition of 0 Ordinary Shares and the shared power to dispose or to direct the disposition of 22,016,865 Ordinary Shares.

(c)
To the best of the Reporting Persons’ knowledge, transactions in the Ordinary Shares effected in open market purchases by the Reporting Persons during the past 60 days are set forth on Schedule 1 to this Schedule 13D.

(d)
No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Ordinary Shares beneficially owned by the Reporting Persons.

(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons’ response to Item 4 is incorporated by reference into this Item 6.

Item 7.	Material to be Filed as Exhibits.

Exhibit A – Joint Filing Agreement Exhibit B – Press Release, dated April 7, 2022 Schedule 1 – Information with Respect to Transactions Effected

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 28, 2022
FAMATOWN FINANCE LIMITED

	By:	/s/ Spyros Episkopou
	Name:	Spyros Episkopou
	Title:	Director

GREENWICH HOLDINGS LIMITED

	By:	/s/ Spyros Episkopou
	Name:	Spyros Episkopou
	Title:	Director

C.K. LIMITED

	By:	/s/ Spyros Episkopou
	Name:	Spyros Episkopou
	Title:	Director

Exhibit A

JOINT FILING AGREEMENT

Each of the undersigned hereby consents and agrees to the joint filing of this Schedule 13D, including any amendment(s) thereto, relating to the Ordinary Shares of the Issuer.

Date: April 28, 2022
FAMATOWN FINANCE LIMITED

	By:	/s/ Spyros Episkopou
	Name:	Spyros Episkopou
	Title:	Director

GREENWICH HOLDINGS LIMITED

	By:	/s/ Spyros Episkopou
	Name:	Spyros Episkopou
	Title:	Director

C.K. LIMITED

	By:	/s/ Spyros Episkopou
	Name:	Spyros Episkopou
	Title:	Director

Exhibit B

PRESS RELEASE, DATED APRIL 7, 2022

COMBINATION BETWEEN FRONTLINE LTD. AND
EURONAV NV
Creating a global leader in the oil tanker
industry
HAMILTON, Bermuda and ANTWERP, Belgium, April 7, 2022 -Frontline Ltd. (“FRO” or “Frontline”) (NYSE: FRO - OSE: FRO) and Euronav NV (“EURN” or “Euronav”) (NYSE: EURN & Euronext: EURN) are pleased to announce that the companies have signed a term sheet that has been unanimously approved by their Board of Directors and Supervisory Board, respectively, on a potential stock-for-stock combination between the two companies, based on an exchange ratio of 1.45 FRO shares for every EURN share resulting in Euronav and Frontline shareholders owning approximately 59% and 41%, respectively, of the combined group. It is anticipated that Euronav will pay total dividends of up to 12 cents before the closing of the business combination with no impact on the exchange ratio.
If the combination materializes, the combined group would continue under the name Frontline and would continue to operate from Belgium, Norway, UK, Singapore, Greece and the US. The combined group will be headed by Mr. Hugo De Stoop as the Chief Executive Officer and the Board of Directors of the combined group is expected to consist of seven members, including three current independent Euronav Supervisory Board members, two nominated by Hemen Holding Limited (“Hemen”) and two additional new independent directors. Frontline’s largest shareholder Hemen, and related companies owning shares in Euronav, have committed to support the potential transaction.
Commenting on the possible combination, Mr. John Fredriksen said: “A combination of Frontline and Euronav would establish a market leader in the tanker market and position the combined group for continued shareholder value creation in addition to significant synergies. The new Frontline would be able to offer value enhancing services for our customers and increase fleet utilisation and revenues which would benefit all stakeholders. I am very excited and give my full support and commitment to this combined platform’.
A combination would create a leading global independent oil tanker operator, with:
-	A market capitalization of more than USD 4.2 billion based on market values of the respective companies as of 6 April 2022
-	Leading global tanker market participation with 69 VLCC and 57 Suezmax vessels, and 20 LR2/Aframax vessels
-	A strong balance sheet and access to attractive financing, supporting industry leading operational break-even levels for the combined fleet
-	Leading combined expertise in the shipping industry with the ability to attract and retain world-class talent
-	Significant benefits arising from a larger combined fleet leading to, among other benefits, improved overall utilization and cost synergies which will lead to uplifted shareholder value
-	Significant synergies related to SG&A and other savings expected to be extracted from the combined entity; and
-	Leadership in sustainable shipping, aiming for the highest ESG standards in the industry
A combination between Frontline and Euronav would bring together two complementary platforms in a highly competitive environment. The two organisations would create a single best-in-class, highly competent and experienced team. The enlarged fleet would enable the combined group to provide better service to customers on a global basis. Additionally, and in view of rapid technological changes, including digitalization and new “low carbon fuels” adoption, the combined group would be able to mobilise more resources and achieve meaningful scale to meet these challenges and opportunities from the energy transition.
Mr. Lars H. Barstad, CEO of Frontline said: “Frontline believes this transaction would form a powerful combination at an exciting point in the cycle. The combination would create a strong platform to further enhance shareholder value for our investors.”
Mr. Carl Steen, Chairman of Euronav said: “A transaction between Frontline and Euronav is expected to deliver real value for both sets of shareholders. The financial strength of the combined group, with a strong leadership team, would make the combined entity well placed to maximize value throughout the tanker market cycle.”
Mr. Hugo De Stoop, CEO of Euronav said: “This transaction would mark an exciting development for the tanker industry, creating a leading tanker company which would be positioned to serve the needs of customers, support partners and drive technology and sustainability initiatives to lead the energy transition.”
A combination remains subject to agreement on a transaction structure, confirmatory due diligence, agreement on the terms and conditions of the potential combination agreement, applicable board, shareholder, customer, lender and/or regulatory approvals, employee consultations and other customary completion conditions.
Frontline and Euronav are working diligently to agree on and finalise an appropriate transaction structure for the potential business combination. It is premature to guide the market on when such combination can be completed and there can be no assurance that a definitive agreement will be reached between the parties, and the consummation of any transaction is subject to several conditions as set forth above. Frontline and Euronav will update all stakeholders on any future developments in accordance with applicable regulations.
Advisors
Lazard is serving as financial advisor to Euronay. Advokatfirmaet Schjodt AS, Allen & Overy LLP, Seward & Kissel LLP and KIM Limited are serving as legal counsel to Frontline in connection with the combination. KPMG is advising Frontline on tax related matters. Freshfields Bruckhaus Deringer LLP is serving as legal counsel to Euronay. ABG Sunda! Collier ASA is serving as financial advisor to Frontline and DNB Markets, a part of DNB Bank ASA, has acted as financial advisor to the independent part of the Frontline Board.
April 7, 2022
The Board of Directors
Frontline Ltd.
Hamilton, Bermuda
Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 (the “Reform Act”) provides safe harbor protections for forward- looking statements within the meaning of the Reform Act. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. Frontline and Euronav desire to take advantage of the safe harbor provisions of the Reform Act and is including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intends”, “estimate”, “forecast”, “project”, “plan”, “potential”, “may”, “should”, “expect”, “pending” and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Euronav and Frontline management’s examination of historical operating trends, data contained in company records and other data available from third parties. Although Euronav and Frontline management believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the companies’ control, there can be no assurance that Frontline or Euronav will accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that could cause actual results to differ materially from those discussed in the forward-looking statements include the ability of Frontline and Euronav to successfully complete the proposed combination on anticipated terms and timing, including, among other things, agreeing on a transaction structure, negotiating and executing definitive documentation, obtaining required shareholder and regulatory approvals, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies, expansion and growth of the combined group’s operations and other important conditions to the completion of the acquisition, risks relating to the integration of operations of Frontline and Euronav and the possibility that the anticipated synergies and other benefits of the proposed combination will not be realized or will not be realized within the expected timeframe, the outcome of any legal proceedings related to the proposed combination, the failure of counterparties to fully perform their contracts with Frontline or Euronav, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values (including the possibility of a material decline or prolonged weakness in such rates), changes in demand for tanker vessel capacity, changes in the companies’ operating expenses, including bunker prices, dry-docking and insurance costs, the market for the companies’ vessels, availability of financing and refinancing to meet the capital needs of the combined group, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities in the tanker industry, including without limitation, legislation adopted by international organizations such as the International Maritime Organization and the European Union or by individual countries, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns, crew wages, changes in demand for oil and petroleum products and instances of off-hires and other factors. Please see Frontline’s and Euronav’s filings with the U.S. Securities and Exchange Commission (the “SEC”) for a more complete discussion of these and other risks and uncertainties.
You are cautioned not to place undue reliance on Frontline’s and Euronav’s forward-looking statements. These forward-looking statements are and will be based upon Frontline and Euronav management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. Neither Frontline nor Euronav assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.
The information included in this announcement is defined as inside information pursuant to article 7 of the Market Abuse Regulation and is publicly disclosed in accordance with article 17 of the Market Abuse Regulation and section 5-12 of the Norwegian Securities Trading Act. The announcement is made by the contact person.
IMPORTANT INFORMATION FOR INVESTORS
This announcement is not a recommendation in favour of a vote on the proposed combination, nor is it a solicitation of proxies in connection with any such vote. In connection with the proposed combination, Frontline and/or Euronav may file with the SEC a registration statement on Form F-4 that may constitute a prospectus and may include a proxy of Frontline and/or Euronav (the “Registration Statement”). Frontline and Euronav may also file other relevant documents with the SEC regarding the proposed combination. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED COMBINATION AND RELATED MATTERS.
You may obtain a free copy of the Registration Statement (if and when it becomes available) and other relevant documents filed by Frontline and Euronav with the SEC at the SEC’s website at www.sec.gov.
In addition, you will be able to obtain free copies of these documents by contacting the investor relations department of Frontline or Euronav at the following:
Frontline Ltd.	Euronav NV
Lars H. Barstad Chief Executive Officer, Frontline Management AS Tel: +47 23 11 40 37 Email: Lars.Barstad@frontmgt.no	Mr. Brian Gallagher Euronav Investor Relations Tel: +44 20 7870 0436 Email: IR@euronay.com
NO OFFER OR SOLICITATION
This press release shall not constitute an offer to sell or the solicitation of an offer to buy, sell, or solicit any securities or any proxy vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.
About Frontline Ltd.
Frontline is an independent tanker company engaged in the ocean transportation and storage of crude oil. The company is incorporated in Bermuda and headquartered in Oslo, Norway with commercial offices in London, UK. Frontline is listed on both the NYSE and
OBX exchange in Oslo under the symbol FRO. Frontline employs its fleet both on the spot and period market. Frontline’s owned and operated fleet consists of 19 VLCCs (with further six due for delivery in 2022), 27 Suezmaxes and 18 LR2 tankers.
About Euronav NV
Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav’s owned and operated fleet consists of 2 V-Plus vessels, 41 VLCCs (with further three under construction), 27 Suezmaxes (one of which is in a joint venture and two vessels time chartered in) with a further three under construction and 2 FSO vessels under long term contract.

Schedule 1

Transactions Effected in the Past 60 Days

The following transactions in the Ordinary Shares were effected in open market purchases by Famatown Finance Limited in the past sixty (60) days:

Date	Amount of Shares Bought/(Sold)	Approx. Price ($) per Share
4/20/2022	23,443	11.989
4/21/2022	192,222	11.997
4/22/2022	16,700	12.000
4/26/2022	250,000	11.617
4/27/2022	500,000	11.674
4/28/2022	150,000	11.693